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Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         RE: INGEN TECHNOLOGIES,  INC.

Registration Statement on Form S-1 Amendment Number 1
Filed with the Securities and Exchange Commission on March 3, 2008 (Registration No. 333-147044)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Ingen Technologies, Inc. (the "Company"), hereby applies for the withdrawal of its original registration statement on Form S-1, File No. 333-147044, which was filed on March 3, 2008 (the "Registration Statement").

Such withdrawal is requested because the shares being registered on the Form S-1 can now be sold by the selling shareholder under Rule 144. As a result, the Company determined that it should withdraw the Registration Statement.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company's legal counsel, Richard
I. Anslow, Esq. at (732) 409-1212.


                                                    Very truly yours,

                                                    INGEN TECHNOLOGIES, INC.

                                                    By: /s/ SCOTT R. SAND
                                                        ------------------------
                                                        Scott R. Sand
                                                        Chief Executive Officer
                                                         Chairman